                                                                     Exhibit 1.1

                                                                    NEWS RELEASE

[GALEN HOLDINGS PLC LOGO]



1 May 2001


                               GALEN HOLDINGS PLC

            RECORD RESULTS FOR THE SECOND QUARTER ENDED 31 MARCH 2001

Craigavon, Northern Ireland/Rockaway, New Jersey - 1 May 2001: Galen Holdings PLC ("Galen") (LSE: GAL.L, Nasdaq: GALN), the international specialty pharmaceutical products and services company, announces its results for the quarter ended 31 March 2001.

HIGHLIGHTS

                                    QUARTER ENDED      QUARTER ENDED
                                    31 MARCH 2001      31 MARCH 2000      CHANGE
                                            (L m)              (L m)         (%)
Revenue                                      44.4               20.9       +113%
Operating profit*                            13.3                6.1       +119%
Earnings per share*                           5.5p               4.1p       +34%

*        before amortisation of intangible assets and goodwill

- Normalised earnings per ordinary share increased to 5.5p, up 34% over the same quarter in the prior year with a recommended payment of an interim dividend of 0.83p per share, up 20% from last year

-        Total revenue increased 113% to a record L44.4 million:

         - Pharmaceutical product revenue increased 186% reflecting the impact of the acquisition of Warner Chilcott in September 2000 and its ensuing strong performance.

         - Pharmaceutical services revenue continued to post solid gains, up 32% over the prior year.

-        Gross profit increased to L29.1 million from L10.4 million

COMMENTING ON THE RESULTS, ROGER BOISSONNEAULT, CHIEF EXECUTIVE, SAID:

"We continue to see the benefit from the acquisition of Warner Chilcott and our presence in the US market. The performance of Warner Chilcott in the US has again in this quarter exceeded our expectations. In addition, our Pharma Services continue to show sound growth and good operating margins. The receipt of the first approval for our intravaginal ring product for hormone replacement therapy in the UK is a fitting conclusion to an excellent quarter's performance."

                                    - ends -

For further information, please contact:

GALEN HOLDINGS

John King, Executive Chairman                       Tel:   +  44 (0)802 258199
Roger Boissonneault, Chief Executive Officer        Tel:   + 1 973 610 7037

FINANCIAL DYNAMICS

Sophie Pender-Cudlip/Andrew Dowler                  Tel:   + 44 (0) 20 7831 3113


FOR FURTHER INFORMATION ON GALEN VISIT: www.galenplc.com

A CONFERENCE CALL WILL BE HELD FOR ANALYSTS AT 3PM (UK) TODAY. PLEASE CALL ALISON BOWSHER ON 020 7831 3113 FOR FURTHER DETAILS.

Craigavon, Northern Ireland / Rockaway, New Jersey.....May 1, 2001...Galen
Holdings PLC (LSE:GAL.L, Nasdaq: GALN) today announced record financial results for the second quarter of its 2000/2001 financial year. Total revenue rose to L44.4 million (2000:L20.9 million) a 113% increase from the same period last year, with earnings per share, before amortisation of intangible assets and goodwill at 5.5p (2000:4.1p) up 34%.

Revenue from pharma activities was L31.2 million, up 186% from L10.9 million in the prior year, primarily reflecting the impact of the September 2000 acquisition of Warner Chilcott in the US and its ensuing strong performance. Revenue from our Pharma Services was L13.2 million (2000: L9.9 million) an increase of 32% over the second quarter of fiscal 2000 reflecting the continued development of this element of the business. In the period 70% of our revenues were associated with our pharma business and 59% of our total revenues arose from our activities in the US market.

Gross profit increased to L29.1 million from L10.4 million in the equivalent quarter last year predominately due to the continued impact of the Warner Chilcott business in the US. Warner Chilcott contributed 44% of total revenue at a gross margin of approximately 83%. Pharma Services gross margins remained strong due to the sustained focus on high margin technology driven elements of this business.

As anticipated with the acquisition of the Warner Chilcott business, operating expenses, other than amortisation of intangible assets and goodwill, increased from L4.3 million to L15.8 million. The operating profit for the quarter before amortisation of intangible assets and goodwill increased to L13.3 million, a 30% margin, against L6.1 million, a 29% margin for the prior year.

At March 31, 2001, Galen Holdings had L48.8 million of cash and equivalents on hand. Following the repurchase of $40.3 million principal amount of senior notes of Warner Chilcott under the change of control provision of the Note Indenture in December 2000, the total value of loan notes outstanding was $159.7 million.

This solid performance from Galen Holdings resulted in earnings per share before amortisation of intangible assets and goodwill of 5.5p, an increase of 34% on the 4.1p recorded for the previous year. The Board recommended the payment of an interim dividend of 0.83p per share, up 20% from last year.

Roger Boissonneault, Chief Executive, remarked, "We continue to see the benefit from the acquisition of Warner Chilcott and our presence in the US market. The performance of Warner Chilcott in the US has again in this quarter exceeded our expectations. In addition, our Pharma Services continue to show sound growth and good operating margins. The receipt of the first approval for our intravaginal ring product for hormone replacement therapy in the UK is a fitting conclusion to an excellent quarter's performance."

CHAIRMAN AND CHIEF EXECUTIVE'S REPORT

April 2001

Galen Holdings PLC is an integrated specialty pharmaceutical company focused principally in the women's healthcare therapeutic category. We develop, manufacture and market branded prescription pharmaceutical products in the United Kingdom, Ireland and market products in the United States. An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery systems, particularly our Intravaginal Ring (IVR) technology which is able to deliver a consistent dose of a wide range of medicines to women over periods of up to three months. We also provide specific technology driven pharmaceutical research services to the research and development operations of the global pharmaceutical industry.

For the six-month period ending 31st March 2001 Galen continued to make strong progress with record revenues of L86 million (2000:L42.0 million), an increase of 103% on the previous year. Operating profit before amortization of goodwill and intangible assets was L26 million (2000:L12.0 million) a 117% increase on the same period last year. Earnings per ordinary share rose by 33% to 10.6p (2000:8.0p). These strong results have encouraged your board to recommend the payment of an interim dividend of 0.83p per ordinary share, representing an increase of 20% over the 0.69p declared for the same period in 2000.

These excellent results were delivered thanks to the continued strong development of our key business initiatives. A major highlight during the period was the approval in the UK of the first product based on our proprietary IVR technology. In March 2001 the UK approved our IVR for the delivery of estrogen to address symptoms of the menopause. This approval validates our technology and represents a significant milestone in our plans for the international commercialization of the IVR.

Also during the period, we completed the integration of Warner Chilcott into Galen. The focus of our pharmaceutical product activities has been shifted to capitalize on our participation in the most important pharmaceutical market in the world, the United States. At flotation in 1997, Galen Holdings generated no revenues in the United States. Revenue from our products and services businesses in the US accounted for 60% of our total company revenue for the first six months of our fiscal 2001.

For the first six months of our fiscal 2001, worldwide pharma revenues amounted to L59 million (2000:L23.0 million) a 156% increase over the same period last year. Results in the 2001 period include revenues from our Warner Chilcott division, which was acquired in September 2000. Pharma revenue now accounts for 69% of our total revenues.

Our US pharma business promotes a portfolio of branded products targeted for the women's health, urology and dermatology market segments. We are pleased to report strong performance for the period. Our Ovcon(R) oral contraceptives and our oral antibiotic for acne, Doryx(R), performed ahead of our expectations. By focusing our sales and marketing resources behind our owned branded products, we were able to generate revenue growth sufficient to enable Warner Chilcott to transition out of its co-promotion agreement with Schering-Plough while continuing to deliver sequential growth in the unit's operating profit. Our US pharma business is well positioned to maximize the value of our US product portfolio and to capitalize on future opportunities.

Our United Kingdom pharma business is in a state of transition and investment as we increase our emphasis on the launch of new products. In October 2000 we launched Regurin(R), our proprietary anticholinergic for the treatment of urinary incontinence. Our IVR for estrogen replacement therapy has received UK regulatory approval and launch of the product is imminent. Finally, we anticipate UK approval of Diclodorm(R), our controlled-release anti-arthritic / analgesic, in the fourth quarter of our fiscal 2001. As we look ahead, proprietary branded products, particularly for the women's health, urology and analgesia segments will form the foundation for future growth of our UK pharma business.

A key strength of our Pharma business is the experience and effectiveness of our sales and marketing organization. Our team has a track record of accomplishment in building the value of pharmaceutical brands including successful new product launches, the revitalization of mature brands through repositioning and the delivery of sustained sales growth. These skills enable Galen to maximize the value of branded products that we own or acquire. In the US, our Warner Chilcott unit has approximately 220 seasoned sales representatives, a field force that is competitively scaled to reach the physicians in our target segments. To support the launch of Regurin(R) and the imminent launch of our estrogen only IVR product, Menoring, during the period we increased our UK sales force from 65 to 115 people.

Galen's research and development activity is focused on the development of proprietary products that are based on drug delivery systems such as our IVR and eutectic mixtures for topical application. We also pursue the development of products that are complementary to our core prescription business in the US particularly line extensions to our existing branded products. Following the acquisition of Warner Chilcott we undertook a reorganization of our Pharma R&D activities to leverage our presence in the United States.

Our IVR drug delivery system is poised for commercialization with the first approval granted in the UK. It is our intention to proceed with European approvals using the mutual recognition procedure, and with the satisfactory completion of our placebo controlled vasomotor study in the US, we are on course for the submission of an NDA application this summer. The IVR can be used to deliver consistent levels of a wide range of medicines for periods of up to three months. In addition to our recently approved IVR for estrogen replacement therapy we pursue development programes for other IVR applications. These IVRs include other hormonal products that address menopausal symptoms and contraception. We are also pursuing the use of the IVR to deliver non-hormonal drugs and anticipate that our lead product, which is indicated for the treatment of bacterial vaginosis, will enter clinical evaluation during 2001. Notwithstanding our focus on the development of IVR as a platform technology, we also maintain programs for new products and line extensions to support our existing business.

Revenues from our Pharma services business grew by 39% to L27.0 million (2000:L19.0 million) reflecting solid progress in all our business units. Since flotation in 1997, we have made significant investments in infrastructure for our Clinical Trial Service (CTS) business in the UK and US, which has established the international basis of our clinical trials manufacture and distribution service. We are at the forefront of this business segment and have created a strong platform for further development. The acquisition last year of Applied Clinical Concepts Inc./Duke Clinical Research Institute Pharmacy (ACCI/DCRI) and its integration into the CTS group further strengthens our position. Interactive Clinical Technologies, Inc. (ICTI) utilizes computer-based interactive voice response systems to permit the more efficient management of the clinical trials process and has performed strongly in the US since acquisition in 1999. The establishment of its European base at Maidenhead UK will further assist this development.

Our Syngal and QuChem operations provide world-class "bench-to-pilot scale" chemical design and synthesis. Solid relationships particularly with multinational pharma form the core of this business, which is well placed for further growth.

OUTLOOK

Since flotation in 1997, Galen Holdings has implemented a growth strategy, which has transformed it from a UK-focused pharmaceutical business into an international specialty pharmaceutical company with prescription bases in the UK, Ireland and the US, a market-oriented pharmaceutical product research and development program and a rapidly growing pharmaceutical services business. An integral part of this development has been the establishment and acquisition of operations in the US, the largest and most attractive pharmaceutical market in the world. With the completion of the Warner Chilcott transaction in September 2000, all elements of our business now participate in this market and it is our intention to further develop our position by organic and acquisitive growth.

With major new product launches in the UK, including the first of our IVR products, excellent growth prospects for our US pharma portfolio and continued strong growth in our services business, we look forward to the completion of 2001 and the future with much confidence.




JOHN A. KING                                      ROGER M. BOISSONNEAULT

                               GALEN HOLDINGS PLC
                 Results for the six months ended 31 March 2001


UNAUDITED RESULTS FOR THE PERIOD ENDED 31 MARCH 2001
CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                                                            Audited
                                                                        UNAUDITED                     UNAUDITED                Year
                                                                      QUARTER ENDED               SIX MONTHS ENDED            ended
                                                                        31 MARCH                      31 MARCH         30 September
                                                                   2001           2000           2001           2000           2000
                                                                  L'000          L'000          L'000          L'000          L'000
                                                                  -----          -----          -----          -----          -----
TURNOVER
Pharmaceutical products                                          31,219         10,920         59,370         23,164         44,397
Pharmaceutical services                                          13,185          9,964         26,823         19,282         41,623
                                                                 ------         ------         ------         ------         ------
TOTAL TURNOVER                                                   44,404         20,884         86,193         42,446         86,020
Cost of sales                                                    15,273         10,526         29,764         22,299         44,222
                                                                 ------         ------         ------         ------         ------
GROSS PROFIT                                                     29,131         10,358         56,429         20,147         41,798
                                                                 ------         ------         ------         ------         ------
NET OPERATING EXPENSES
Before exceptional items and amortisation of goodwill and
intangibles                                                      15,822          4,268         30,340          8,103         17,744
Exceptional items                                                    --             --             --             --          3,311
Intangibles amortisation                                          1,935             --          3,856             --             --
Goodwill amortisation                                             4,054            456          8,104            901          1,999
                                                                 ------         ------         ------         ------         ------
TOTAL NET OPERATING EXPENSES                                     21,811          4,724         42,300          9,004         23,054
                                                                 ------         ------         ------         ------         ------
OPERATING PROFIT
Before exceptional items and amortisation of intangibles
and goodwill                                                     13,309          6,090         26,089         12,044         24,054
Exceptional items                                                    --             --             --             --         (3,311)
Intangibles amortisation                                         (1,935)            --         (3,856)            --             --
Goodwill amortisation                                            (4,054)          (456)        (8,104)          (901)        (1,999)
                                                                 ------         ------         ------         ------         ------
TOTAL OPERATING PROFIT                                            7,320          5,634         14,129         11,143         18,744
Investment income                                                   770            745          1,957            747          2,089
                                                                 ------         ------         ------         ------         ------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST                     8,090          6,379         16,086         11,890         20,833
Interest payable and similar charges                              4,464            367          9,668            644          1,760
                                                                 ------         ------         ------         ------         ------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                     3,626          6,012          6,418         11,246         19,073
Tax on profit on ordinary activities                                950          1,401          1,701          2,499          4,699
                                                                 ------         ------         ------         ------         ------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                      2,676          4,611          4,717          8,747         14,374
Minority interests                                                   36             20             75             39             89
                                                                 ------         ------         ------         ------         ------
PROFIT FOR THE FINANCIAL PERIOD                                   2,640          4,591          4,642          8,708         14,285
DIVIDENDS                                                         1,342            910          1,342            910          3,036
                                                                 ------         ------         ------         ------         ------
RETAINED PROFIT FOR THE FINANCIAL PERIOD                          1,298          3,681          3,300          7,798         11,249
                                                                 ======         ======         ======         ======         ======
EARNINGS PER SHARE                                                  1.7p           3.8p           3.0p           7.2p          11.8p
DILUTED EARNINGS PER SHARE                                          1.7p           3.7p           2.9p           7.2p          11.7p
ADJUSTED EARNINGS PER SHARE (BEFORE EXCEPTIONAL ITEMS AND
AMORTISATION OF GOODWILL AND OTHER INTANGIBLES)                     5.5p           4.1p          10.6p           8.0p          15.5p
ADJUSTED DILUTED EARNINGS PER SHARE (BEFORE EXCEPTIONAL
ITEMS AND AMORTISATION OF GOODWILL AND OTHER INTANGIBLES)           5.4p           4.1p          10.3p           8.0p          15.5p
                                                                 ======         ======         ======         ======         ======

UNAUDITED RESULTS FOR THE PERIOD ENDED 31 MARCH 2001
CONSOLIDATED BALANCE SHEET

                                                           UNAUDITED             Audited
                                                           31 MARCH         30 September
                                                        2001          2000          2000
                                                       L'000         L'000         L'000
                                                       -----         -----         -----
FIXED ASSETS
Intangible assets                                    449,330        34,974       456,102
Tangible assets                                       84,287        73,343        79,388
                                                     -------       -------       -------
                                                     533,617       108,317       535,490
                                                     -------       -------       -------
CURRENT ASSETS
Stocks                                                14,794        10,781        14,207
Debtors                                               31,942        19,057        34,747
Cash at bank and in hand                              48,783        38,237        77,660
                                                     -------       -------       -------
                                                      95,519        68,075       126,614
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR        47,193        28,399        82,345
                                                     -------       -------       -------
NET CURRENT ASSETS                                    48,326        39,676        44,269
                                                     -------       -------       -------
TOTAL ASSETS LESS CURRENT LIABILITIES                581,943       147,993       579,759
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN
 ONE YEAR                                            151,732        28,700       159,200
PROVISIONS FOR LIABILITIES AND CHARGES                 3,229            --         3,223
DEFERRED INCOME                                        5,808         6,762         6,670
                                                     -------       -------       -------
NET ASSETS                                           421,174       112,531       410,666
                                                     =======       =======       =======

CAPITAL AND RESERVES
Called up share capital                               16,201        12,727        15,897
Share premium account                                 59,486        55,031        55,031
Merger reserve                                       290,685            --       290,685
Profit and loss account                               54,606        44,703        48,933
                                                     -------       -------       -------
EQUITY SHAREHOLDERS' FUNDS                           420,978       112,461       410,546
MINORITY INTERESTS - EQUITY                              196            70           120
                                                     -------       -------       -------
                                                     421,174       112,531       410,666
                                                     =======       =======       =======

UNAUDITED RESULTS FOR THE PERIOD ENDED 31 MARCH 2001
CONSOLIDATED CASH FLOW STATEMENT

                                                                     UNAUDITED                     UNAUDITED              Audited
                                                                   QUARTER ENDED               SIX MONTHS ENDED              Year
                                                                      31 MARCH                     31 MARCH          30 September
                                                                 2001           2000           2001           2000           2000
                                                                L'000          L'000          L'000          L'000          L'000
                                                                -----          -----          -----          -----          -----
NET CASH INFLOW FROM OPERATING ACTIVITIES                      10,321          3,447         23,715          7,914         16,659
                                                              -------        -------        -------        -------        -------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                                  (4,464)          (381)        (9,668)          (658)        (1,501)
Interest received                                                 769            304          1,957            306          1,642
                                                              -------        -------        -------        -------        -------
                                                               (3,695)           (77)        (7,711)          (352)           141
                                                              -------        -------        -------        -------        -------
TAXATION
Corporation tax (paid) recovered                                 (198)          (378)           985         (1,023)        (3,242)
                                                              -------        -------        -------        -------        -------
CAPITAL EXPENDITURE
Purchase of tangible fixed assets                              (4,353)            --         (7,438)        (7,483)       (15,454)
Sale of tangible fixed assets                                     217             31            217             31             33
Purchase of intangible fixed assets                                --             --             --             --         (1,984)
Government grant received                                          --          1,113             --          1,113          1,695
                                                              -------        -------        -------        -------        -------
                                                               (4,136)         1,144         (7,221)        (6,339)       (15,710)
                                                              -------        -------        -------        -------        -------
ACQUISITIONS
Acquisition costs and deferred consideration payments
                                                               (7,432)        (1,882)       (16,101)        (1,882)       (15,063)
Net funds acquired with subsidiary undertakings                    --             --             --             --            474
                                                              -------        -------        -------        -------        -------
                                                               (7,432)        (1,882)       (16,101)        (1,882)       (14,589)
                                                              -------        -------        -------        -------        -------
EQUITY DIVIDENDS PAID                                          (2,191)        (1,400)        (2,191)        (1,400)        (2,278)
                                                              -------        -------        -------        -------        -------
NET CASH FLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND
FINANCING                                                      (7,331)           854         (8,524)        (3,082)       (19,019)
                                                              -------        -------        -------        -------        -------
MANAGEMENT OF LIQUID RESOURCES
(Increase)/decrease in short term deposits                     (2,019)           751         21,000        (30,749)       (24,500)
                                                              -------        -------        -------        -------        -------
FINANCING
Issue of ordinary share capital (net of expenses)               1,470             --          4,761         36,367         36,367
Loan notes repaid                                                  --             --        (27,323)            --             --
Loans obtained/(repaid) (net)                                   2,703           (944)         2,407         (2,161)        13,476
Principal repayment under hire purchase
agreements                                                       (100)           (44)          (200)          (124)          (329)
                                                              -------        -------        -------        -------        -------
                                                                4,073           (988)       (20,355)        34,082         49,514
                                                              -------        -------        -------        -------        -------
(DECREASE)/INCREASE IN CASH IN THE PERIOD                      (5,277)           617         (7,879)           251          5,995
                                                              =======        =======        =======        =======        =======

UNAUDITED RESULTS FOR THE PERIOD ENDED 31 MARCH 2001

NOTES TO RESULTS

1        BASIS OF PREPARATION

The financial information for the quarterly and six months periods ended 31 March 2001 and 2000, which is unaudited and does not constitute statutory accounts, has been prepared using accounting policies consistent with those set out in the group's 30 September 2000 statutory accounts.

The abridged financial information for the year ended 30 September 2000 has been extracted from the group's statutory accounts for that year, which have been filed with the Registrar of Companies. The report of the auditors on those accounts was unqualified.

2        INTERIM DIVIDEND

An interim dividend of 0.83p per share will be paid on 24 August 2001 to shareholders on the register on 27 July 2001.

3        EARNINGS PER SHARE

EARNINGS PER ORDINARY SHARE is based on profit for the financial period and on the weighted average number of ordinary shares in issue during the period, excluding those held in the employee share trust. DILUTED EARNINGS PER SHARE is calculated using an adjusted number of shares reflecting the number of dilutive shares under option. ADJUSTED EARNINGS PER SHARE figures reflecting the results before the impact of exceptional items and goodwill and intangibles amortisation have been calculated to provide shareholders with a clearer understanding of the underlying trading performance of the group.

The weighted average numbers of shares used in the calculation of earnings per share are as follows:

                                                                                                                           Year
                                                  QUARTER ENDED                       SIX MONTHS ENDED                    ended
                                                     31 MARCH                             31 MARCH                 30 September
                                                 2001              2000                2001             2000               2000
                                               NUMBER            Number              NUMBER           Number             Number
                                                   OF                of                  OF               of                 of
                                               SHARES            shares              SHARES           shares             shares
                                               ------            ------              ------           ------             ------
Weighted average number of shares:
Basic                                     156,987,118       122,344,171         156,895,052      120,540,888        121,444,370
Diluted                                   159,961,194       122,731,332         160,484,918      120,975,407        121,925,851

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

(1)      PROFIT FOR THE FINANCIAL YEAR AND SHAREHOLDERS' FUNDS

The group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders' funds are set out in the tables below:

                                                                                                        6 MONTHS TO
                                                                                                         31 MARCH
                                                                                                   2001              2000
                                                                                                  L'000             L'000
                                                                                                         UNAUDITED
                                                                                                         ---------
(a)    RECONCILIATION OF PROFIT FOR THE FINANCIAL YEAR TO US GAAP
       Profit for the financial period under UK GAAP                                              4,642             8,708
                                                                                                  -----            ------
       US GAAP adjustments:
       Amortisation of goodwill                                                                   3,374               258
       Amortisation of intangibles                                                                 (528)                -
       In-process research and development related amortisation of goodwill                          26                26
       Capitalisation of interest                                                                   (18)              191
       Deferred taxation                                                                         (1,674)             (472)
       Compensation expense     (i)                                                              (3,095)             (461)
       Inventory step up release                                                                   (986)                -
       Deferred tax effect of US GAAP adjustments                                                     -               (57)
                                                                                                  -----            ------
       US GAAP adjustments total                                                                 (2,901)             (515)
                                                                                                  -----            ------
       Profit for the financial period under US GAAP - UK pounds                                  1,741             8,193
                                                                                                  =====            ======
                                                     - US dollars                                 2,531            12,456
                                                                                                  =====            ======

(i) Included in the compensation expense reconciling item above is an amount of L2.68 million ($3.88 million) relating to the intrinsic value of share options, the terms of which were modified on the cessation of employment of a director. This is a once-off, non-cash adjustment required under US GAAP; it does not impact on equity shareholders' funds.

                                                                                                              AS AT
                                                                                                            31 MARCH
                                                                                                       2001              2000
                                                                                                      L'000             L'000
                                                                                                            UNAUDITED
                                                                                                            ---------
(b)    EFFECT ON EQUITY SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN UK GAAP AND US GAAP
       Equity shareholders' funds under UK GAAP                                                     420,978           112,461
                                                                                                    -------           -------
       US GAAP adjustments:
       Acquisition accounting                                                                       (87,072)               --
       Amortisation of goodwill                                                                       3,982               473
       Amortisation of intangibles                                                                     (528)               --
       In-process research and development                                                          (17,825)             (978)
       Capitalisation of interest                                                                     1,674             1,918
       Deferred taxation                                                                             (7,538)           (5,728)
       Employee benefit trust                                                                        (7,084)           (7,384)
       Share premium account                                                                          7,084             7,384
       Deferred tax effect of US GAAP adjustments                                                      (738)             (575)
       Inventory step up release                                                                       (986)               --
       Dividends                                                                                      1,345               844
                                                                                                    -------           -------
       US GAAP adjustments total                                                                   (107,686)           (4,046)
                                                                                                    -------           -------
       Equity shareholders' funds under US GAAP - UK pounds                                         313,292           108,415
                                                                                                    =======           =======
                                                - US dollars                                        446,442           172,954
                                                                                                    =======           =======

UNAUDITED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS)

                                                                                                                          Audited
                                                                                         AS AT            As at             As at
                                                                                      MARCH 31         March 31      September 30
                                                                                          2001             2000              2000
                                                                                          ----             ----              ----
ASSETS
Current assets:
  Cash and cash equivalents                                                             77,034           60,999           113,671
  Accounts receivable, net                                                              38,025           28,140            44,877
  Inventories                                                                           21,082           17,199            22,230
  Prepaid expense and other assets                                                      15,794            2,262            12,982
                                                                                       -------          -------           -------
                                                                                       151,935          108,600           193,760
                                                                                       -------          -------           -------
Property, equipment furniture and fixtures, net                                        122,494          120,064           118,677
Intangible assets, net                                                                 474,474           38,511           493,474
                                                                                       -------          -------           -------
TOTAL ASSETS                                                                           748,903          267,175           805,911
                                                                                       =======          =======           =======
LIABILITIES
Current liabilities:
  Accounts payable                                                                      12,702           12,155            13,305
  Accrued and other liabilities                                                         20,376            7,903            45,774
  Current instalments of long-term debt                                                 21,174            9,774            47,146
  Current instalments of obligation under capital leases                                   385              597               525
  Income taxes                                                                           7,299            9,060             3,567
  Deferred consideration                                                                    --               --             7,000
                                                                                       -------          -------           -------
TOTAL CURRENT LIABILITIES                                                               61,936           39,489           117,317
                                                                                       -------          -------           -------
Other liabilities:
  Long-term debt, excluding current instalments                                        213,944           33,114           219,575
  Long-term obligations under capital leases, excluding current
  instalments                                                                              274              664               445
  Deferred income taxes                                                                 17,751           10,055            14,366
  Other non-current liabilities                                                          8,277           10,787             9,763
                                                                                       -------          -------           -------
TOTAL LIABILITIES                                                                      302,182           94,109           361,466
                                                                                       =======          =======           =======
Minority interest                                                                          279              112               176
SHAREHOLDERS' EQUITY
Ordinary shares, par value (pounds sterling) 0.10 per share; 250,000,000 (March
31, 2000;170,000,000) shares authorised, 162,007,478 shares issued and outstanding at March 31, 2001 and 127,266,652 issued and outstanding at
March 31, 2000                                                                          25,938           20,303            25,498
Additional paid in capital                                                             410,118          103,622           399,656
Retained earnings                                                                       41,936           63,515            42,568
Treasury stock                                                                         (11,476)         (11,961)          (11,950)
Accumulated other comprehensive loss                                                   (20,074)          (2,525)          (11,503)
                                                                                       -------          -------           -------
TOTAL SHAREHOLDERS' EQUITY                                                             446,442          172,954           444,269
                                                                                       -------          -------           -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             748,903          267,175           805,911
                                                                                       =======          =======           =======

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)

                                                               3 MONTHS ENDED                           SIX MONTHS ENDED
                                                                  MARCH 31                                  MARCH 31
                                                             2001                 2000                 2001                 2000
REVENUES
Product revenue                                     $      45,052        $      17,673        $      86,009        $      37,640
  Service revenue                                          19,058               15,878               38,900               31,072
                                                    -------------        -------------        -------------        -------------
TOTAL REVENUES                                             64,110               33,551              124,909               68,712
                                                    -------------        -------------        -------------        -------------
OPERATING EXPENSES
  Cost of sales                                            20,536               14,845               41,620               32,137
  Selling, general and administrative                      23,987                4,365               42,016                9,327
  Research and development                                  2,605                3,137                5,222                5,511
  Depreciation                                              2,170                1,735                4,173                3,315
  Amortisation                                              6,884                  570               13,169                1,131
                                                    -------------        -------------        -------------        -------------
TOTAL OPERATING EXPENSES                                   56,182               24,652              106,200               51,421
                                                    =============        =============        =============        =============
Operating income                                            7,928                8,899               18,709               17,291
                                                    =============        =============        =============        =============
OTHER INCOME (EXPENSE)
  Interest income                                           1,112                1,198                2,839                1,201
  Interest expense                                         (6,446)                (590)             (14,017)              (1,042)
                                                    -------------        -------------        -------------        -------------
TOTAL OTHER INCOME (EXPENSE)                               (5,334)                 608              (11,178)                 159
                                                    -------------        -------------        -------------        -------------
INCOME BEFORE TAXES AND MINORITY INTEREST                   2,594                9,507                7,531               17,450
                                                    -------------        -------------        -------------        -------------
Provision for income taxes                                  2,344                2,251                4,891                4,931
Minority interest in earnings of subsidiaries                  52                   32                  109                   63
                                                    -------------        -------------        -------------        -------------
NET INCOME                                          $         198        $       7,224        $       2,531        $      12,456
                                                    =============        =============        =============        =============
NET INCOME PER ORDINARY SHARE:
  Basic                                             $       0.001        $       0.059        $       0.016        $       0.103
                                                    =============        =============        =============        =============
  Diluted                                           $       0.001        $       0.059        $       0.016        $       0.103
                                                    =============        =============        =============        =============
NET INCOME PER ADR EQUIVALENT
  Basic                                             $       0.005        $       0.235        $       0.064        $       0.413
                                                    =============        =============        =============        =============
  Diluted                                           $       0.005        $       0.235        $       0.063        $       0.412
                                                    =============        =============        =============        =============
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
  Basic                                               156,987,118          122,344,171          156,895,052          120,540,888
                                                    =============        =============        =============        =============
  Diluted                                             159,961,194          122,731,332          160,484,918          120,975,407
                                                    -------------        -------------        -------------        -------------
WEIGHTED AVERAGE EQUIVALENT ADRS OUTSTANDING
  Basic                                                39,246,780           30,586,043           39,223,763           30,135,222
                                                    =============        =============        =============        =============
  Diluted                                              39,990,299           30,682,833           40,121,230           30,243,852
                                                    =============        =============        =============        =============

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS)

                                                                  THREE MONTHS ENDED MARCH 31      SIX MONTHS ENDED MARCH 31
                                                                       2001            2000            2001            2000
                                                                       ----            ----            ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                              198           7,224           2,531          12,456
Adjustment to reconcile net income to net cash provided by
operating activities
Depreciation                                                          2,170           1,735           4,173           3,315
Amortisation of intangibles                                           6,884             570          13,170           1,131
(Gain)/loss on sale of assets                                            20             (19)             20             (19)
Amortisation of government grants                                    (1,106)         (1,346)         (1,486)         (1,876)
Stock compensation expense                                            4,469             281           4,469             746
Minority interest                                                        52              32             109              63
Changes in assets and liabilities
Decrease/(increase) in accounts receivable, prepaid expense
and other assets                                                      1,998          (2,159)          5,397          (4,338)
Decrease/(increase) in inventories                                    1,995          (1,459)          1,148          (2,659)
(Decrease)/increase in accounts payable, accrued liabilities
and other liabilities                                                (5,769)          2,481          (7,393)          2,151
Income taxes                                                          1,010             995           5,760           2,684
Foreign exchange gain (loss)                                          1,206          (2,172)            684            (412)
                                                                   --------        --------        --------        --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                            13,127           6,163          28,582          13,242
                                                                   --------        --------        --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets                                             (6,111)         (2,063)        (10,599)        (15,148)
Proceeds from sale of tangible fixed assets                             309              49             309              49
Deferred consideration and acquisition costs                        (12,660)         (3,002)        (25,614)         (3,002)
                                                                   --------        --------        --------        --------
NET CASH USED IN INVESTING ACTIVITIES                               (18,462)         (5,016)        (35,904)        (18,101)
                                                                   --------        --------        --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES
Long  term debt repayment, net                                        4,405            (352)        (31,603)         (2,891)
Payments under capital leases                                          (180)            (88)           (311)           (223)
Proceeds from share capital issue                                     2,119              --           6,907          59,304
Cash dividends paid                                                  (3,163)         (2,266)         (3,163)         (2,266)
Government grants received                                               --           1,802              --           1,802
                                                                   --------        --------        --------        --------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                   3,181            (904)        (28,170)         55,726
                                                                   --------        --------        --------        --------

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                 (2,154)            243         (35,492)         50,867
Cash and cash equivalents, beginning of period                       81,235          61,083         113,671          10,459
Foreign exchange adjustment on cash and cash equivalents             (2,047)           (327)         (1,145)           (327)
                                                                   --------        --------        --------        --------
CASH AND CASH EQUIVALENTS, END OF PERIOD                             77,034          60,999          77,034          60,999
                                                                   ========        ========        ========        ========